GENCOR INDUSTIRES, INC.

5201 N. ORANGE BLOSSOM TRAIL

ORLANDO, FLORIDA 32810

March 8, 2011

TO:	The Securities and Exchange Commission

Division of Corporate Finance

Attn:	Jeffrey Jaramillo, Accounting Branch Chief; Kevin Kuhar, Accountant

VIA:	EDGAR

RE:	Gencor Industries, Inc.

Form 10-K for the fiscal year ended September 30, 2010

Filed December 22, 2010

File No. 001-11703

In response to your comments included in your transmittal letter dated February 28, 2011, we request an extension of the due date of the response to March 18th, 2011 in order to adequately address the extensive comments presented. In addition, the Company’s 2011 Annual Meeting of Stockholders was on March 4, 2011, and we were unable to devote the necessary time your comments require until this week.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ E.J. Elliott
E.J. Elliott
Chairman and Chief Executive Officer